UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42758

CTW Cayman

(Exact Name of Registrant as Specified in Its Charter)

29F, 1 Chome-9-10,

ARK Hills Sengokuyama Mori Tower
Roppongi, Minato City,

Tokyo 106-0032, Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Grant of Options

On December 17, 2025, CTW Cayman (the “Company”) granted stock options to purchase an aggregate of 2,000,000 of the Company’s Class A ordinary shares to certain employees of the Company under the Company’s 2025 Equity Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025	CTW Cayman

	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer

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